 Elaine D. Marion
Chief Financial Officer
(O) 703.984.8040
emarion@eplus.com

April 3, 2023

BY EDGAR

Office of Trade and Corporate Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attention:     Nasreen Mohammed
                     Lyn Shenk
Re:     ePlus inc.
Form 10-K for the fiscal year ended March 31, 2022
Filed May 26, 2022
File No. 001-34167

Dear Staff:

We are in receipt of the letter from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated March 24, 2023, regarding the ePlus inc. (the “Company”) Form 10-K for the fiscal year ended March 31, 2022.

The Company is preparing responses to the Staff’s comments, but needs more time to complete its processes and finalize such responses. Therefore, the Company requests the Staff grant an extension from April 7, 2023, to April 21, 2023, for the Company to submit its responses. The Company anticipates that it will provide the Staff with a response letter on or before April 21, 2023.

Please contact the undersigned at 703.984.8040 or emarion@eplus.com with any further comments or questions you may have.

Sincerely,

/s/ Elaine D. Marion
Elaine D. Marion
Chief Financial Officer

cc:   Mark P. Marron, President and CEO, ePlus inc.
        Abby Brown, Esq., Squire Patton Boggs LLP

ePlus inc. 13595 Dulles Technology Drive   Herndon, VA 20171   (703) 984-8400  www.eplus.com